Exhibit 99.1

Neptune Announces a Definitive Agreement with International Flavors & Fragrances to Co-Develop Hemp-Derived CBD Products

Partnership to accelerate Neptune's entry into the B2C market with the Forest Remedies brand

Plans are to develop branded products across the large and growing cosmetics, personal and home care markets

LAVAL, QC, Nov. 11, 2019 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (Nasdaq: NEPT) (TSX: NEPT), a health and wellness company focused on extraction, purification and formulation of cannabinoids, is pleased to announce that it has entered into a collaboration agreement with International Flavors & Fragrances Inc. (NYSE: IFF) ("IFF") to co-develop hemp-derived CBD products for the mass retail and health & wellness markets. App Connect Service, Inc. ("App Connect") is also a party to the agreement to provide related branding strategies and promotional activities. In conjunction with the co-development partnership, Neptune will issue to warrants(1) to IFF.

Under this strategic product development partnership, IFF will leverage its intellectual property (IP) for taste, scent and nutrition to provide essential oils and product development resources. Neptune will leverage its proprietary cold ethanol extraction processes and formulation IP to deliver high quality, full- and broad-spectrum extracts for the development, manufacture and commercialization of hemp-derived products, infused with essential oils, for the cosmetics, personal care and home care markets.

The first products are expected to launch under Neptune's Forest Remedies brand at U.S. retailers in the first half of calendar 2020. The Initial launch will include a variety of topical products across the aromatherapy category, a market estimated at approximately $3 billion annually. Additional category launches should follow and the total SKU count could ultimately exceed 50 SKUs. Neptune will be responsible for the marketing and sale of the products. Neptune will record revenues from product sales and in turn will pay a royalty to each of IFF and App Connect associated with the sales of co-developed products(2).

"The agreement represents a significant event in the development of our global cannabis business, expanding our business model from primarily B2B to include a robust B2C business platform. IFF has an impressive track record, remarkable capabilities and global reach. This partnership will accelerate Neptune's vision and growth strategy to be the leading producer of hemp extracts ingredients and finished products for the global health & wellness and Consumer Packaged Goods industries. We are also now better positioned to leverage our management's experience building brands and relationships with key North American retailers," stated Michael Cammarata, CEO of Neptune.

"We are pleased to enter this strategic partnership and drive innovation that satisfies customers' demands for quality, sustainability and traceability," said Nicolas Mirzayantz, Divisional CEO, Scent at IFF. "The hemp-derived CBD products we are developing will target consumer preference towards natural health & wellness products."

Christophe de Villeplee, IFF's SVP Global Consumer Fragrance added, "With health & wellness a key pillar of IFF's strategy, we believe this new partnership will greatly benefit from IFF-LMR's global expertise and leadership in naturals.

(1) Neptune will issue to IFF 2,000,000 warrants, each warrant allowing the holder to purchase one common share of Neptune at an exercise price of USD $12.00 per share with a 5-year expiration date. The issuance of warrants discussed in this press release is subject to Toronto Stock Exchange ("TSX") approval.
(2) App Connect is a company indirectly controlled by Michael Cammarata, CEO and Director of Neptune. As a result, the payment of royalties to App Connect under the agreement as contemplated above is also subject to TSX approval.

About Neptune Wellness Solutions Inc.
Neptune Wellness Solutions specializes in the extraction, purification and formulation of health and wellness products. The Company has in excess of 100 customers across several verticals including legal cannabis and hemp, nutraceutical and consumer packaged goods. Neptune's wholly owned subsidiary, 9354-7537 Québec Inc., is licensed by Health Canada to process cannabis at its 50,000-square-foot facility located in Sherbrooke, Quebec. The Company also has a 24,000 square-foot facility located in North Carolina to process hemp biomass into extracts. Neptune brings decades of experience in the natural products sector to the legal cannabis and hemp industries. Leveraging its scientific and technological expertise, the Company sees applications for hemp-derived extracts in the U.S. beyond existing markets and product forms and into personal care and home care markets. Neptune's activities also include the development and commercialization of turnkey nutrition solutions and patented ingredients such as MaxSimil® and a variety of marine and seed oils. Its head office is located in Laval, Quebec.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans," or which refer to expectations, projections or other characterizations of future events or circumstances, to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.html and on the investor section of Neptune's website at neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Investor Information: Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Media Request: Sabrina Di Blasio, Neptune Wellness Solutions, 514.258.8183, s.diblasio@neptunecorp.com

CO: Neptune Wellness Solutions Inc.

CNW 06:00e 11-NOV-19